FORM 3/A
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 AMENDED  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement for (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol
WALES	KEITH	RODERICK	PIVOTAL CORPORATION - PVTL
(Last)	(First)	(Middle)
5690 Raven Place			3. IRS or Social Security Number of Reporting Person (Voluntary) -	5. Relationship of Reporting Persons to Issuer (Check all applicable) [X]Director [..] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street)					7. Individual or Joint/Group Filing (Check applicable line) [X]Form filed by One Reporting Person [ ]Form filed by More than One Reporting Person
West Vancouver, B.C. V7W 1X2
(City ,State, Zip) * If the Form is filed by more than one Reporting Person, see Instructions 5(b)(v).			Table I - Non-Derivative Services Beneficially Owned
1. Title of Security (Instr. 4)			2 Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

common shares			378,572	D
common shares			547,228	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month Day Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversionor Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (1) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares
stock options	65,000	D

Explanation of Responses:   The Company is a "foreign private issuer" and therefore its insiders are exempt from the reporting requirements of Section 16 of the Securities Exchange Act of 1934. This Form 3 was filed in error and no further Section 16 filings will be completed.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Keith R. Wales	February 16, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.